U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

         [ ] Form 10-K or Form  10-KSB [ ] Form 20-F [ ] Form 11-K
         [X] Form 10-Q or Form 10-QSB [ ] Form N-SAR

                  For Period Ended:  December 31, 1995

         [ ] Transition  Report on Form 10-K or Form-KSB
         [ ] Transition  Report on Form 20-F
         [ ] Transition  Report on Form 11-K
         [ ] Transition  Report on Form 10-Q or Form 10-QSB
         [ ] Transition  Report on Form N-SAR

                  For the Transition Period Ended: ___________________

Read attached  Instruction  sheet before  preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - Registrant Information

         Full name of Registrant:             SOURCE SCIENTIFIC, INC.

         Former Name if applicable:           ALTON GROUP, INC.

         Address of Principal Executive Office (Street and Number)

                                              7390 Lincoln Way
         City, State, and Zip Code
                                              Garden Grove, California 92641


Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The  subject  annual report,  semi-annual   report,  transition
                 transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the described due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's  statement or other  exhibit  required by Rule
                 Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The financial information and Management's Discussion and Analysis of Financial Condition and Results of Operation, as related to the financial information, will not be completed in sufficient time to file the Quarterly Report on Form 10-QSB for the period ended December 31, 1995, by February 14, 1996.

Part IV - Other Information

         (1) Name and Telephone number of person to contact in regard to this notification:
                  Catherine Curtis     (714)       898-9001 extension 204
                      (Name)           (Area Code) (Telephone Number)

         (2)   Have all other periodic reports required under
               Section 13 or 15(d) of the Securities Exchange Act
               of 1934 or Section 30 of the Investment Company
               Act of  1940  during  the preceding  12  months
               or  for  such  shorter   period  that  the
               registrant was required to file such report(s)
               been filed?                                       [X]Yes [ ] No

               If the answer is no, identify report(s):


         (3)   Is it anticipated that any significant change in
               results of operations from the corresponding
               period for the last fiscal year will be reflected
               by the earnings  statements to be included in the
               subject report or portion thereof?                [ ]Yes [X] No

               If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             SOURCE SCIENTIFIC, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: February 13, 1996                          By: /S/ CATHERINE CURTIS
     -------------------                             --------------------
                                                     Catherine Curtis
                                                     Secretary

         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.